Scott C. Herlihy (202) 637-2277 scott.herlihy@lw.com	555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

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June 22, 2015	Frankfurt	San Francisco
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Attn: John Cash	Madrid
Accounting Branch Chief
100 F Street, N.E.
Washington, DC 20549

Re:	Owens-Illinois, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 11, 2015
File No. 1-9576
Owens-Illinois Group, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 11, 2015
File No. 33-13061-01

Dear Mr. Cash:

On behalf of Owens-Illinois, Inc. and Owens-Illinois Group, Inc. (together, the “Company”), we are hereby advising the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated June 8, 2015 (the “Staff Comment Letter”), regarding the Commission’s review of Owens-Illinois, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Owens-Illinois Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The Staff Comment Letter requests that the Company respond within ten (10) business days or advise the Staff when the Company would provide a response. This correspondence confirms my telephone conversation with Lisa Etheredge on June 19, 2015 that the Company expects to respond to the Staff Comment Letter on or about July 10, 2015.

Please feel free to contact me at (202) 637-2277 if you have any questions.

Very truly yours,

/s/ Scott C. Herlihy

Scott C. Herlihy
of LATHAM & WATKINS LLP

cc:     Albert P.L. Stroucken, Chief Executive Officer, Owens-Illinois, Inc.